Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

Dollars in Thousands

	2000	2001	2002	2003	2004
Earnings:
Income from continuing operations	$64,467	$69,402	$71,902	$30,154	$82,962
Less: capitalized interest	(1,157)	(1,102)	(2,083)	(464)	(844)
Total earnings	63,310	68,300	69,819	29,690	82,118

Fixed Charges:
Interest expense	18,690	18,882	20,527	22,758	27,614
Capitalized interest	1,157	1,102	2,083	464	844
Portion of rentals representing an interest factor	2,327	2,297	2,428	2,608	2,826
Total fixed charges	22,174	22,281	25,038	25,830	31,284

Earnings available for fixed charges	85,484	90,581	94,857	55,520	113,402

Ratio of earnings to fixed charges	3.86	4.07	3.79	2.15	3.62